Room 4561
Via fax (585) 325-2977

June 6, 2008

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

> **Re:     Document Security Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File no. 1-32146**

Dear Mr. White:

        We have reviewed your response to your letter dated May 9, 2008 in connection with the above referenced filing and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 11, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page F-4

1.      We note your response to our prior comment 2 with regards to your reasons for not classifying amortization of patent costs in cost of revenues.  Your response, however, did not address why you believe the amortization of certain other intangibles, particularly your royalty rights and barcode technology license agreement, would not be considered cost of revenues.  Tell us why you believe that classification of such amounts in operating expenses is appropriate and specifically tell us how you considered the guidance in Question 17 to SFAS 86 Staff Implementation Guide by analogy.  Also, tell us the gross carrying value of the bar code technology that is included in other intangibles.

Patrick White
Document Security Systems, Inc.
June 6, 2008
Page 2

2.      We note your response to our prior comment 3 where you indicate that the
        Company considered Rule 5-03(b) of Regulation S-X and concluded that there are
        no direct costs associated with royalty revenues.  In the future, please include a
        discussion in MD&A of the reasons why there are no costs associated with your
        royalty revenues to enable an investor to better understand the Company's results
        of operation and current presentation in the Statement of Operations.  We refer
        you to Item 303 of Regulation S-K and SEC Release 33-8350.

Note 5.  Intangible Assets, page F-11

3.      We note your response to our prior comment 4 where you indicate that the
        Company capitalizes legal expenses from your patent infringement and related
        litigations based on the guidance in TPA 2260.03.  Please explain in greater detail
        how you overcame the concept of the TPA and paragraph 247 of Concepts
        Statement No. 6 that these costs are costs of <u>successfully</u> defending the
        Company's patent.  In this regard, we note from page 7 of your response that prior
        to the trial stage, the Company assumes a probability factor of less than 50% of
        success at the validity trial and when a case reaches the trial stage, the Company
        places a probability factor of winning the trial <u>at 50%</u>.  We also note your
        statement that losses in invalidity cases in additional member nations, may cause
        the overall potential infringement proceeds of the ECB litigation <u>(assessed at no
        more than 50% probability of success)</u> to be reduced to a level that will result in a
        potential impairment.  It is unclear how your assessments of probability factors of
        50% or less at various stages throughout the process would lead the Company to
        conclude that you will successfully defend the patents and therefore should be
        capitalizing your patent defense costs.  Please provide further analysis to support
        your conclusions.

4.      In addition, we note that in the first quarter of fiscal 2008, the Company wrote-off
        capitalized legal costs of $292,000 associated with the unsuccessful UK appeal.
        Please explain further why the impairment charge was limited to the costs
        incurred for the appeal of the UK validation claim.  If the Company has received
        a final ruling from the UK courts with regards to the validity of your patent then it
        is unclear to the Staff why <u>all</u> costs incurred with regard to your UK litigation
        were not considered impaired.  Please explain further.  Also, please provide a
        breakdown of the total capitalized patent defense costs by jurisdiction (i.e. UK,
        France, Germany, etc.) and tell us the amount of additional costs capitalized
        during the quarter ended March 31, 2008 and the costs capitalized from the
        quarter-end through the date of your response.

5.      Please update the Staff as to the status of your ECB litigations through the date of
        your response.

Patrick White
Document Security Systems, Inc.
June 6, 2008
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,


Kathleen Collins
Accounting Branch Chief